Hi

You probably know that at both ERS and DNV I've had a side gig developing a really cool photovoltaic window (actually, now not so "side") .

We've been funding the start-up through small rounds of equity crowdfunding. Equity crowdfunding is a fairly recent financing mechanism set up by the SEC that lets non-accredited (read "not rich") investors invest small amounts in start-ups.

My company, Stellaris, is embarking on a new round on the funding platform Wefunder (Wefunder.com). To get started, we're doing a soft launch with what's called a "Test-the-Waters" campaign to gauge interest before we do the real launch.

I'd be honored if you'd take a look at our TTW page, and if so inclined, express interest (there's absolutely no commitment or obligation). At the very least, there's a geeky video that shows what we do.

Here's the link: https://wefunder.com/stellaris.corporation/join

Thanks,

Jim